MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management’s Report on Financial Statements
The consolidated financial statements of Primero Mining Corp. have been prepared by, and are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and results of operations of the Company.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and reviews the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a committee member.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report over Internal Controls over Financial Reporting
Management has developed and maintains a system of internal controls to obtain reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Management’s assessment identified a material weakness solely relating to the valuation of business combinations with respect to the acquisition of Brigus as further described in the Company’s management discussion and analysis.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, as reflected in their report for 2014.

Joseph F. Conway	Wendy Kaufman
President & Chief Executive Officer	Chief Financial Officer

February 11, 2015	February 11, 2015

1

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Primero Mining corp.

We have audited the accompanying consolidated financial statements of Primero Mining Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two years ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

2

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years, in the two-years ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2015 expressed an adverse opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Chartered Accountants
February 11, 2015
Vancouver, Canada

3

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

We have audited the internal control over financial reporting of Primero Mining Corp. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report over Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness relating to the valuation of business combinations with respect to the acquisition of Brigus Gold Corp. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 11, 2015 expressed an unmodified opinion on those financial statements.

(Signed) Deloitte LLP

Chartered Accountants
February 11, 2015
Vancouver, Canada

5

PRIMERO MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2014 AND 2013
(In thousands of United States dollars, except for share and per share amounts)

		2014	2013
	Notes
		$	$
Revenue	7	274,612	200,326
Operating expenses		(159,280)	(88,086)
Depreciation and depletion	14	(62,669)	(36,236)
Total cost of sales		(221,949)	(124,322)
Earnings from mine operations		52,663	76,004
Mining interests impairment charge	4	(110,000)	-
Goodwill impairment charge	4	(98,961)	-
Exploration expenses		(1,816)	(431)
General and administrative expenses	8	(36,806)	(24,470)

(Loss) earnings from operations		(194,920)	51,103
Transaction costs and other expenses	3(i)(ii)	(9,203)	(8,590)
Foreign exchange gain (loss)		2,691	(798)
Finance income		429	296
Finance expense	15(b)	(6,970)	(674)
Share of equity-accounted investment results	3(ii)	(975)	(187)
Gain on derivative liability	20	2,291	-
(Loss) earnings before income taxes		(206,657)	41,150

Income tax expense	10	(17,727)	(45,400)

Net loss for the year		(224,384)	(4,250)
Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations		(61)	(3,580)
Items that may be subsequently reclassified to profit or loss:
Mark-to-market losses on available-for- sale securities		(456)	-

Total comprehensive loss for the year		(224,901)	(7,830)

Basic loss per share	11	(1.48)	(0.04)
Diluted loss per share	11	(1.48)	(0.04)

Weighted average number of common shares outstanding
Basic	11	152,063,899	108,528,425
Diluted	11	152,063,899	108,528,425

See accompanying notes to the consolidated financial statements.	6

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

	Notes	December 31, 2014	December 31, 2013
		$	$
Assets
Current assets
Cash and cash equivalents		27,389	110,711
Trade and other receivables		7,607	4,794
Taxes receivable		25,724	10,224
Prepaid expenses		6,633	7,729
Inventories	12	20,366	12,171
Total current assets		87,719	145,629

Non-current assets
Restricted cash	13	17,646	-
Mining interests	14	881,480	636,253
Deferred tax asset	10 (b)	611	17,898
Inventories	12	14,309	-
Equity investment	3 (ii)	384	1,042
Available for sale investment	3 (i)	671	-
Total assets		1,002,820	800,822

Liabilities
Current liabilities
Trade and other payables		50,743	33,958
Taxes payable	10	8,263	6,735
Current portion of long-term debt	15 (a)	5,616	5,000
Total current liabilities		64,622	45,693

Non-current liabilities
Taxes payable	10	11,295	8,456
Deferred tax liability	10 (b)	50,374	47,660
Decommissioning liability	16	32,566	8,730
Long-term debt	15 (a)	89,771	22,214
Other long-term liabilities	17 (e)	4,802	6,979
Derivative liability	3 (i),20	1,405	-
Total liabilities		254,835	139,732

Equity
Share capital	17 (a)(b)	858,761	553,518
Warrant reserve	17 (d)	34,782	34,237
Share-based payment reserve	17 (c ),(e) (iii)	21,526	15,518
Accumulated other comprehensive income		(5,161)	(4,644)
Retained earnings (deficit)		(161,923)	62,461
Total equity		747,985	661,090
Total liabilities and equity		1,002,820	800,822

Commitments and contingencies (Note 23)
Subsequent events (Note 24)
Approved on behalf of the Board of Directors

Joseph F. Conway, Director	Michael E. Riley, Director
February 11, 2015	February 11, 2015

See accompanying notes to the consolidated financial statements.	7

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)

						Accumulated
					Share-based	other	Retained
		Share capital		Warrants	payment	comprehensive	earnings/	Total
	Notes	Shares	Amount	reserve	reserve	income	(deficit)	equity
			$	$	$	$	$	$

Balance, January 1, 2013		97,205,622	456,734	34,237	15,120	(1,064)	66,711	571,738
Shares issued for
Acquisition of Cerro Resources NL	3 (ii)	17,983,956	93,337	-	759	-	-	94,096
Exercise of stock options	17 (c)	495,000	3,232	-	(1,316)	-	-	1,916
Exercise of PSUs	17 (e) (ii)	41,457	215	-	-	-	-	215
Foreign currency translation		-	-	-	-	(3,580)	-	(3,580)
Share-based payment	17 (c),(e)(iii)	-	-	-	955	-	-	955
Net loss		-	-	-	-	-	(4,250)	(4,250)
Balance, December 31, 2013		115,726,035	553,518	34,237	15,518	(4,644)	62,461	661,090
Shares issued for
Acquisition of Brigus Gold Corp.	3 (i)	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	17 (c)	1,921,744	14,144	-	(4,247)	-	-	9,897
Exercise of PSUs	17 (e) (ii)	81,477	350	-	-	-	-	350
Exercise of warrants	17 (d)	4,790	47	-	-	-	-	47
Flow-through agreement	17 (b)	2,481,482	11,653	-	-	-	-	11,653
Accumulated other comprehensive income		-	-	-	-	(517)	-	(517)
Share-based payment	17 (c),(e)(iii)	-	-	-	3,272	-	-	3,272
Net loss		-	-	-	-	-	(224,384)	(224,384)
Balance, December 31, 2014		161,555,875	858,761	34,782	21,526	(5,161)	(161,923)	747,985

Total comprehensive loss was $224,901 for the year ended December 31, 2014 (2013 - $7,830)

See accompanying notes to the consolidated financial statements.	8

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013
(In thousands of United States dollars)

		2014	2013
	Notes
Operating activities
(Loss) earnings before income taxes		(206,657)	41,150
Adjustments for:
Mining interests impairment charge	4	110,000	-
Goodwill impairment charge	4	98,961	-
Depreciation and depletion	14	62,669	36,236
Payments relating to decomissioning liability	16	-	(199)
Share-based payments - Stock Option plan	17 (c )	994	200
Share-based payments - Phantom Share Unit plan	17 (e )	9,743	6,585
Payments made under the Phantom Share Unit Plan	17 (e )	(10,051)	(13,481)
Unrealized loss on equity accounted investment	3 (ii)	975	187
Unrealized gain on derivative liability	20	(2,291)	-
Write-off of assets		1,329	269
Write-down of inventory	12	1,750	-
Unrealized foreign exchange loss		1,839	2,414
Taxes paid	10	(2,144)	(1,343)
Other adjustments
Finance income (disclosed in investing activities)		(429)	(296)
Finance expense		6,970	674
Operating cash flow before working capital changes		73,658	72,396

Changes in non-cash working capital	18	(29,446)	(2,591)
Cash provided by operating activities		44,212	69,805

Investing activities
Expenditures on mining interests	14	(112,294)	(71,481)
Acquisition of Brigus Gold Corp (net)	3 (i)	(7,773)	-
Acquisition of Cerro Resources NL	3 (ii)	-	(3,373)
Acquisition of remaining interest in Cerro del Gallo project	3 (ii)	-	(8,000)
Equity investment in Santana Minerals Limited	3 (ii)	(343)	(1,254)
Interest received		429	296
Cash used in investing activities		(119,981)	(83,812)

Financing activities
Repayment of debt	15 (a)	(58,896)	(12,786)
Proceeds on exercise of options and warrants	17 (c ),(d)	9,944	1,916
Proceeds on issuance of flow-through shares (net)	17 (b)	14,633	-
Interest paid		(4,390)	(2,057)
Drawdown of line of credit, net of transaction costs	15 (a)	37,470	-
Cash used in financing activites		(1,239)	(12,927)

Effect of foreign exchange rate changes on cash		(6,314)	(1,599)

Decrease in cash		(83,322)	(28,533)
Cash and cash equivalents, beginning of year		110,711	139,244
Cash and cash equivalents, end of year		27,389	110,711

Supplemental cash flow information (Note 18)

See accompanying notes to the consolidated financial statements.	9

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico and Canada. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties.

The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox gold mine located near Timmins, Ontario, Canada. The Company owns two properties adjacent to the Black Fox gold mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex. The Company also has one project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico, and one exploration property, Ventanas, located in Durango state, Mexico.

2.	Significant accounting policies, judgments and estimates

These consolidated financial statements were approved by the Company’s Board of Directors on February 11, 2015.

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis (with the exception of those balances measure at fair value (Note 20)).

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup balances and transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas mine, Primero Gold Canada Inc., which owns the Black Fox Complex, San Anton de las Minas, S.A. de C.V., which owns the Cerro del Gallo project, Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l. On January 1, 2015, Primero Gold Canada Inc. was amalgamated with Primero Mining Corp.

(b)	Functional and presentation currency

The presentation currency of the Company is the U.S. dollar.

The functional currency of Primero Empresa Minera, S.A. de C.V, Primero Canada Gold Inc., San Anton de las Minas S.A. de C.V. and Silver Trading is the U.S. dollar. The functional currency of Primero Mining Luxembourg S.a.r.l is the Mexican peso. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

The accounts of the entities with non-U.S. dollar functional currencies are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the annual average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within other comprehensive income (“OCI”); there is no tax impact of this translation.

(c)	Investment in associates

The Company has one associate, Santana Minerals Ltd. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions. The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the year. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating that there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. If an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(d)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources, exploration potential and other assets that are able to be valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account on the statement of financial position.

(e)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

	(i)	the significant risks and rewards of ownership have been transferred to the buyer;

	(ii)	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

	(iii)	the amount of revenue can be measured reliably;

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(iv)	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability of proceeds is reasonably assured; and

(v)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is recorded at the time of cash receipt. Sales prices are based on the terms of the contract or at spot prices.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.

(g)	Restricted cash

Restricted cash includes cash that has been pledged for other uses, such as reclamation, and is not available for immediate disbursement.

(h)	Inventories

Inventories including finished goods (gold and silver), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from a mine is stockpiled and subsequently processed into finished goods. Production costs including mining and milling costs, applicable overhead, depreciation and depletion are capitalized to inventory depending on its current location and condition. Inventories of stockpiled ore that are not expected to be processed in the next year are classified as non-current inventories.

Inventories also include supplies, which are valued at the lower of average cost or replacement cost.

(i)	Mining interests

Mining interests include:

(i)	Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is stated at cost less any impairment in value and is not depreciated.

(ii)	Exploration and evaluation expenditures

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Exploration and evaluation expenditure is charged to the statement of operations and comprehensive income (loss) in the year it is incurred unless both of the following conditions are met, in which case it is deferred under “mining interests”:

•	it is expected that the expenditure will be recouped by future exploitation or sale; and
•

substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

General and administrative expenditures relating to exploration and evaluation activities are capitalized when they can be directly attributed to the site undergoing exploration and evaluation.

(iii)	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized in the statement of financial position as incurred.

Mine development costs incurred to develop areas of the mine which will be mined in future periods are capitalized and depleted when the related mining area is mined. Mine development costs incurred to prepare current production areas are considered operating expenses and expensed in the year as incurred.

The Company reviews and evaluates its mining properties for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to dispose. In assessing fair value, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s cash generating units (“CGUs”) to which the individual assets are allocated. These budgets and forecasts cover the expected life of the mine.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized during the year in the statement of operations and comprehensive income.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(iv)	Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) the related stripping activity provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. These costs are capitalized as a mine development expenditure. Stripping costs incurred and capitalized during the production phase are depleted using the units-of- production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

(v)	Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

(vi)	Depreciation and depletion

Depreciation and depletion is provided so as to write off the cost less estimated residual values of mining properties, buildings, plant and equipment on the following bases:

Mining properties are depleted using the units-of-production method over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. If a mine has significant components with differing useful lives, depletion is calculated based on the useful life of each component.

Mineralization at the Company’s mine sites is segregated into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential. The definitions applied by the Company are based on those in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”); in addition, the Company also applies the following definition:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

The Company’s depletion estimation methodology divides the total mining property capitalized in respect of a mining asset into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to the proven and probable reserves and a portion of resources of the asset. The value assigned to the non-depletable component is the value assigned to the exploration potential of the asset and the remaining resources not included in the depletable component. The allocation of values to the proven and probable reserves, resources and exploration potential of the asset are based on the discounted cash flow analysis of the Company’s future expected cash flows to be derived from each mine. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s discounted cash flow analysis. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

During the year ended December 31, 2013, the Company changed the depletion estimation methodology for the San Dimas mine. This change in methodology is considered a change in estimate and has been accounted for prospectively from October 1, 2013. Prior to the change in estimate, the total mining property capitalized in respect of the San Dimas asset was depleted on a units-of-production basis over 100% of proven and probable reserves and 75% of resources and exploration potential.

Each year, coincident with the updated reserve and resource estimates, the Company expects that a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component over the life of mine.

When considering the portion of resources to include in the depletion base of the depletable component, management considers which of the Company’s resources are believed to eventually be classified as proven and probable reserves. In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the discounted cash flow analysis. To be included in the analysis, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the analysis takes into account management’s view of the future long-term gold and silver prices and exchange rates. In addition, in order to determine the proportion of resources to include in the depletion base, management considers the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Development costs incurred during a period are added to the total mining property capitalized at the commencement of the period in calculating the depletion expense. Future development costs necessary to access inferred resources, have been taken into account when determining the pattern of depletion for the Company’s mining properties; such costs are included in the discounted cash flow analysis and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work to access resources.

Due to the fact that the economic assumptions used to estimate the reserves, resources and exploration potential change from year to year, and because additional geological data is generated during the course of operations, estimates of the reserves, resources and exploration potential and may change from year to year. Changes in the reserve and the resource base used in the discounted cash flow analysis plan may affect the calculation of depletion and such changes are recognized prospectively.

Buildings, plant and equipment unrelated to production are depreciated (net of residual value) using the straight-line method based on estimated useful lives.

Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Mining properties are based on estimated life of reserves and a portion of mineralization expected to be classified as reserves on a units-of-production basis.

Plant and buildings	5 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 – 5 years

(vii)	Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations and comprehensive income.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(j)	Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations and comprehensive income in the year in which they are incurred. Borrowing costs are included as part of interest paid in the statement of cash flows.

(k)	Flow-through Shares

The Company may, from time to time, issue flow-through shares (as defined in the Canadian Income Tax Act) to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

(l)	Goodwill

Goodwill may arise on the Company’s acquisitions due amongst other things to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves, resources and exploration potential through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the synergies of the business combination. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Goodwill is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a CGU to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value of the CGU recover.

The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less costs of disposal, given a willing market participant would use such models in establishing a value for the properties.

(m)	Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations and comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the statement of operations and comprehensive income.

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value; this liability is then accreted to full value over the life of the mine with the accretion charge being recorded as a finance expense. The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets and the adjusted cost is depreciated on a prospective basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(n)	Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations and comprehensive income as finance expense unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations and comprehensive income as operating expenses or general and administrative expenses on a straight-line basis over the lease term.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations and comprehensive income (loss) except to the extent they relate to items recognized directly in equity or in OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the local taxable income or loss for the year for each taxable entity using tax rates enacted or substantively enacted at the reporting date. This may differ from earnings reported in the statement of operations and comprehensive income due to income or expense items that are not currently taxable or deductible for tax purposes, and any adjustment to income taxes in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the statements of operations and comprehensive income.

Uncertain income tax positions are recorded in the consolidated financial statements when probable and measured at the amount expected to be paid to (recovered from) the taxation authority using the Company’s best estimate of the amount.

(p)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

(q)	Share–based payments

(i)	Equity-settled awards to employees and others providing similar services

For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated statement of financial position) ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(ii)	Cash-settled awards to employees and others providing similar services

For cash-settled awards, the fair value is re-calculated at each statement of financial position date until the awards are settled, using the Black-Scholes option pricing model (with any changes in fair value recognized in the statement of operations and comprehensive income). During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the statement of financial position date multiplied by the fair value of the awards expected to vest at that date. After vesting, the full fair value of the unsettled awards at each statement of financial position date is recognized as a liability. Movements in value are recognized in the statement of operations and comprehensive income.

(iii)	Equity or cash-settled awards to employees and others providing similar services

The Company accounts for awards issued under the 2013 Phantom Share Unit Plan as equity-settled. For equity-settled awards, the fair value of the award is charged to the statement of operations and comprehensive income and credited to share-based payment reserve (within equity in the consolidated statement of financial position) ratably over the vesting period. The fair value of the awards is determined at the date of grant using the closing market price of the Company’s shares. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations and comprehensive income.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(r)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to- maturity, loans and receivables, or other liabilities.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Financial instruments classified as FVTPL are measured at fair value with gains and losses recognized in the statement of operations and comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other liabilities, are measured at amortized cost. Trade and other receivables, cash and cash equivalents, and restricted cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, the line of credit, the convertible debentures and the promissory note are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs in respect of financial assets and liabilities which are measured at FVTPL are recognized in the statement of operations and comprehensive income immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s equity investment is classified as available-for-sale and is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income; at current the company has one available-for-sale equity security being it’s investment in Fortune Bay. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in other comprehensive income.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•	The rights to receive cash flows from the asset have expired, or
•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

(s)	Segmented reporting

The Company operates in two geographic areas; Mexico and Canada. The Company’s operating segments reflect the Company’s different mining interests and are reported in a manner consistent with the internal reporting to the chief operating decision maker, used to assess each segment’s performance. Primero currently has three reportable segments: the San Dimas mine (which currently includes the Ventanas property), the Black Fox Complex and the Cerro del Gallo project.

(t)	Measurement uncertainties

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessibility, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

(ii)	Estimated recoverable ounces

The carrying amounts of the Company’s operating mines are divided into a depletable and non-depletable pools; the depletable pool is depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources in its depletion base where it is considered likely that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs, including changes resulting from revisions to the Company’s mine plans, can result in a change to future depletion rates.

(iii)	Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgments and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(iv)	Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

(v)	Impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, at least annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the statements of operations and comprehensive (loss) income.

(vi)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(vii)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(viii)	Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(ix)	The fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired, including the associated deferred income taxes and resulting goodwill, may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

(x)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance or vesting of share- based compensation.

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’ consolidated financial statements are as follows:

(i)	Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the Advance Pricing Agreement (“APA”) ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine (see Notes 6(i) and 10). Should this judgment change, there could be a material change in the Company’s results of operations, financial condition and cash flows.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(ii)	Gold and silver purchase arrangements

The Company has accounted for and presented the liability to deliver silver to Silver Wheaton Caymans (Note 6(i)) and gold to Sandstorm Gold Ltd (“Sandstorm”) (Note 6(ii)) net within the mining interests rather than as a separate liability in the Company’s statement of financial position. If the mining interests and liabilities were separately recorded, there could be a material change in depreciation and depletion expense and deliveries against the liabilities would be recorded as credit in the statement of operations.

(iii)	Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

(iv)	Asset acquisitions

The Company has determined that the acquisition of Cerro (Note 3(ii)) was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

(u)	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

3.	Acquisitions of mining interests

(i)	Brigus Gold Corp

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus Gold Corp (“Brigus”) pursuant to a plan of arrangement (the "Arrangement"), thereby taking control of Brigus. Brigus was a gold producing company, whose principal assets were the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River-Matheson, Ontario, Canada, and the Black Fox mill (together the “Black Fox Complex”). The purchase was part of the Company’s strategy of building a portfolio of precious metal assets.

Pursuant to the Arrangement, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with Cdn$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest. Upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The Company accounts for its equity investment in Fortune Bay as an available for sale financial instrument which is measured at fair value. Any unrealized gains and losses relating to the equity investment in Fortune Bay are recorded in OCI and are reflected in Accumulated other comprehensive income within equity on the statement of financial position.

On March 14, 2014 the Company made a change of control offer for Brigus’ outstanding Cdn$24 million senior secured term notes in accordance with the facility agreement dated October 29, 2012 governing the notes. The offer stated that a change of control had occurred and offered to purchase the notes at 105% of the principal amount plus accrued and unpaid interest. The notes were repaid in full on April 3, 2014.

On April 4, 2014, the Company also made a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer stated that a change of control had occurred and offered to purchase the debentures at 100% of the principal amount plus accrued and unpaid interest on May 16, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc.

Since its acquisition on March 5, 2014, Primero Gold Canada Inc. has generated revenue of $75.7 million and a net loss of $167.4 million. These results are included in the Company’s consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2014. Had the acquisition of Primero Gold Canada Inc. taken place on January 1, 2014, the total consolidated revenue and net loss for the Company would have been $287.3 million and $233.2 million, respectively.

Upon the acquisition of Brigus, the Company identified goodwill of $99.0 million. This goodwill is calculated as the difference between the fair value of the consideration issued for the acquisition of Brigus and the fair value of all other assets and liabilities acquired. The goodwill arose primarily as a result of the increase in the Company’s share price from the date of announcing the acquisition of Brigus (Cdn $5.22) to the completion of the acquisition (Cdn$7.50). In addition, goodwill of $10.0 million arose due to the recognition of deferred income tax liabilities on the transaction due to the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed. All of the goodwill has been allocated to the Black Fox Complex CGU for impairment purposes. Subsequent to the acquisition, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million during the third quarter of 2014 (Note 4). None of the goodwill is deductible for tax purposes.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The fair value assigned to the identified assets and liabilities was finalized during the fourth quarter of 2014 and is presented below. Transaction costs of $7.5 million relating to the acquisition have been expensed in accordance with IFRS 3, Business combinations; these transaction costs are recognized within “transaction costs and other expenses” in the consolidated statement of operations and comprehensive loss.

The following table summarizes the fair value of the consideration transferred to Brigus shareholders and the fair values of identified assets acquired and liabilities assumed. The fair values of the identified assets and liabilities purchased have not been amended from those reported as at September 30, 2014 with the exception of a $3.8 million increase in deferred tax liability and a corresponding increase in mining interests.

$000s
Purchase price
Common shares	279,049
Cash	15,030
Share-based compensation	6,983
Warrants	545
301,607

Net assets acquired
Assets
Cash	7,257
Restricted Cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay	1,127
Prepaid expenses	482
Mining interests and property, plant and equ	302,551
Goodwill	98,961

Liabilities & Equity
Accounts payable	(30,370)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(45,168)
Derivative liability	(3,696)
Senior secured notes	(22,713)
Deferred tax liability	(10,506)
301,607

As a result of the finalization of the purchase price allocation in the fourth quarter, depletion expense was adjusted from the date of acquisition and a $13.2 million decrease was recorded in the Company’s fourth quarter statement of operations and comprehensive loss relating to the period March 5 to September 30, 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The contractual amounts of accounts receivable purchased was $nil.

(ii) Cerro Resources NL

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the "Scheme") under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% ownership of the feasibility stage Cerro del Gallo project, a gold-silver-copper deposit located in the state of Guanajuato, Mexico.

Under the terms of the Scheme, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro’s interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, which is held as an equity accounted investment since it has been determined significant influence exists due to Primero’s 25% representation on the Santana board of directors. As such, the Company records its share of Santana’s quarterly profit or loss, and adjusts the carrying value of the investment accordingly. There are currently no transactions between the Company and Santana. The initial value assigned to the Company’s interest in Santana was based on 19.99% of Santana’s total market capitalization.

After the spinout of Santana, Cerro’s only asset was its interest in the Cerro del Gallo project. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations, and therefore it accounted for the acquisition as an asset acquisition rather than a business combination.

On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc (“Goldcorp”). The consideration comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include:

•	$8 million after achieving commercial production on the phase I heap leach operation (the “First Contingent Payment”);
•

$5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018 (“the Second Contingent Payment”);

•	$14 million on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”),
•

$5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The First, Second, Third and Fourth Contingent Payments are considered to be contingent liabilities. These contingent liabilities were not included in the purchase consideration and shall only be recognized if and when the contingency in question is satisfied. The purchase price of the 30.8% interest in the Cerro del Gallo project is considered to be $8.0 million prior to any of the contingencies being satisfied. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations at the date of purchasing the remaining 30.8% and therefore it also accounted for the acquisition as an asset acquisition rather than a business combination.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The following table summarizes the fair value of the consideration transferred to Cerro shareholders and Goldcorp Inc. for the respective purchase of 69.2% and 30.8% of the Cerro del Gallo project, including transaction costs and the amounts of identified assets acquired and liabilities assumed:

	Purchase of 69.2%	Purchase of 30.8%	Total

Purchase price
Common shares	93,337	-	93,337
Share-based compensation	759	-	759
Cash	2,782	8,000	10,782
Transaction costs	890	-	890
	97,768	8,000	105,768

N etassetsacquired:
Cash	300	77	377
W orking capital & other	(2,794)	547	(2,247)
Property, plant & equipment	410	239	649
Mining interests	99,852	7,137	106,989
	97,768	8,000	105,768

4.	Impairment charges

a)	Mineral Properties

The Company completed an assessment of the fair value of of its CGUs as at December 31, 2014, based on their fair value less costs of disposal, and as a result, recorded non-cash impairment charges aggregating $110.0 million comprised of $75.0 million related to the Black Fox Complex CGU and $35.0 million to the Cerro del Gallo project CGU (Notes 14 and 22). The impairment has been recognized in the consolidated statement of operations and comprehensive loss on the line “Mining interests impairment charge”. The Black Fox Complex comprises the Black Fox mine and adjacent properties, Grey Fox and Pike River.

The fair value models are considered to be Level 3 within the fair value hierarchy (Note 20). The estimates of future cash flows used in the fair value less cost of disposal models were derived from the most recent budgets and forecasts which cover the life of the mines. These plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditure of mine site. Key assumptions used in the fair value models include:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

•	Discount rates of between 6% and 8% based on the Company’s weighted average cost of capital at December 31, 2014.
•	An estimated gold price of $1,200 per ounce for 2015, $1,260 per ounce for 2016 and $1,300 per ounce beyond based on observable market data including spot price and industry analyst consensus.
•

A life-of-mine of between 7 and 11 years, based on the latest mine plans of the Company. The Company has included more than 5 years of cash flows into the life of mine model based on its understanding of the geology and drilling results at the Black Fox Complex and Cerro del Gallo project.

•	No growth rate was assumed in the model as the model is calculated in nominal terms.

Black Fox Complex

The impairment test for the Black Fox Complex was based on its 2015 budget, which expects the open-pit to be depleted by September 2015. The resulting non-cash impairment charge for the Black Fox Complex was due to Company’s growing understanding of the project parameters, including a decline in minable ounces and depletion of the open pit in 2015.

The impairment value of $75.0 million booked in relation to the Black Fox Complex is highly sensitive to the commodity prices used in the cash flow projection. If the commodity prices had increased or decreased by 10% the impairment charge would have decreased or increased, respectively, by approximately $80.0 milion (resulting in no impairment in the case of a 10% increase in the commodity price).

Cerro del Gallo Project

The Company has decided not to construct the phase 1 heap leach project for Cerro del Gallo in 2015. The timing of construction will depend on market conditions and project returns.

The impairment test for the Cerro del Gallo was based on a 4,500,000 tonnes per year. The resulting non-cash impairment charge for Cerro del Gallo was due to a decision to delay the construction at Cerro del Gallo and a change in a number of economic parameters.

The impairment value of $35.0 million booked in relation to the Cerro del Gallo project is highly sensitive to commodity prices used in the cash flow projection. If the commodity prices had increased or decreased by 10% the impairment charge would have decreased or increased, respectively, by approximately $30.0 milion

b)	Goodwill

	2014	2013

At January 1	-	-
Recognized upon business combination (Note 3(i))	98,961	-
Impairment charge recognized	(98,961)	-
At Decembe r31	-	-

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

On December 16, 2013, Primero announced that it was acquiring all of the issued and outstanding shares of Brigus Gold Corp. under a share exchange deal. At this time, the share price of the Company was Cdn$5.22. The acquisition was closed on March 5, 2014 (Note 3 (i)) at which point, the Company’s share price had risen to Cdn$7.50. In accordance with IFRS 3, Business Combinations, the closing share price on the date of the transaction is used to determine the fair value of the purchase price when valuing the shares issued by the Company. This increase in the share price of the Company prior to closing the acquisition resulted in additional purchase consideration for accounting purposes of $85.0 million from the values originally determined in December 2013.

As described in Note 3(i), goodwill of $99.0 million arose on the Brigus transaction, most of which is attributed to the additional consideration as a result of the increase in the Company’s share price between announcement and closing of the acquisition. All of this goodwill was assigned to the Black Fox Complex CGU (also considered one of the Company’s operating segments under IFRS 8) as it was the only business unit that benefited from the acquisition.

Since the acquisition date, the Company has followed an extensive valuation process on the Black Fox Complex and review of the Black Fox mine plan. The fair value model used to fair value the mineral assets acquired as a result of the business combination with Brigus was finalized during the fourth quarter 2014 and is presented in Note 3(i). The Company has determined that the valuation cannot support the carrying value of the goodwill and accordingly a goodwill impairment charge was recorded for the full carrying value of $99.0 million in the third quarter of 2014. The impairment has been recognized in the consolidated statement of operations and comprehensive loss on the line “Goodwill impairment charge”.

The final carrying value of the Black Fox Complex as at March 5, 2014 based on the fair value model is $301.6 million. Key assumptions used in the fair value model include:

•	A discount rate of 7.50% based on the Company’s weighted average cost of capital at March 5, 2014
•	A life of mine average gold price of $1,290 based on market consensus gold prices as at March 5, 2014
•

A life-of-mine of 11 years, based on the latest mine plans of the Company as at March 5, 2014. The Company has included more than 5 years of cash flows into the life of mine model based on its understanding of the geology of the Timmins mining camp and drilling results at the Black Fox Complex.

•	No growth rate was assumed in the model as the model is calculated in nominal terms.

As a result of the impairment charge, the carrying value of the mining interest of the Black Fox Complex was recorded at its recoverable amount; as such a negative change in any one key assumption would reduce the recoverable amount below the carrying amount which could result in an impairment of the mining assets of the Black Fox Complex.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

5.	Changes in accounting policies and recent pronouncements issued

New policies

The following accounting standard was adopted during the year ended December 31, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company’s consolidated financial statements.

In addition, the following accounting policies were also adopted during 2014: Stripping costs, Flow-through Shares and Goodwill. These policies are described above under Note 2.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

6.	Gold and silver purchase agreements

(i)	Silver purchase agreement – San Dimas mine

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., up to August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years (i.e., from August 6, 2014), for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (t)).

(ii)	Gold purchase agreement – Black Fox Complex

On November 9, 2010, the then owner of the Black Fox Complex entered into an gold purchase agreement (the “Gold Purchase Agreement”) with Sandstorm to sell a portion of future gold production from the Black Fox mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered (“the Goldstream”). The Company was required to assume the Gold Purchase Agreement when it acquired Brigus in 2014. Sales under the Gold Purchase Agreement commenced on January 1, 2011. Under the terms of the Gold Purchase Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If, after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance.

On November 5, 2012, Brigus elected to repurchase 4% and 3.7% of the future gold production at the Black Fox mine and Black Fox Extension, respectively, for $24.4 million, thereby reducing the original Uncredited Balance to $31.9 million. The Uncredited Balance upon acquisition on March 5, 2014 was $7.1 million. Sandstorm is now entitled to 8% of the future gold production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company has no additional option to repurchase any remaining portion of the Goldstream.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The expected cash flows associated with the sale of the gold to Sandstorm at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the Brigus (Note 3 (i)). The Company has presented the value of any expected future cash flows from the sale of any future gold production to Sandstorm as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Sandstorm to acquire its interest in the gold production from Black Fox and Pike River.

7.	Revenue

Revenue is comprised of the following sales:

	2014	2013
	$	$

Gold	230,320	157,304
Silver	44,292	43,022
	274,612	200,326

As described in Note 6 (i), for the first four years post-acquisition of the San Dimas Mine, the Company was entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The final year of this four year period was 2014; from 2015 onwards the Company is entitled to sell 50% of silver production above a 6 million ounce threshold per annum at market prices. The threshold for 2014 was met in early March, while the threshold for 2013 was met in mid-April. During the year ended December 31, 2014, the Company sold 1,243,060 ounces of silver at market prices for revenues of $24.6 million (2013 – 999,162 ounces for $21.6 million).

From the acquisition date of Brigus to December 31, 2014, the Company recorded revenue of $2.2 million related to gold sales under the Gold Purchase Agreement (2013 - $nil) (Note 6 (ii)).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

8.	General and administrative expenses

General and administrative expenses comprise the following:

(In thousands of U.S. dollars)	2014	2013

Share-based payment	9,342	6,441
Salaries and wages	13,168	8,257
Rent and office costs	2,663	1,904
Legal, accounting,consulting, and other professional fees	4,520	3,753
Estimated costs of Vancouver office closure and
relocation of finance function	1,777	-
Other general and administrative expenses	5,336	4,115
Total	36,806	24,470

An additional $1.4 million of share-based compensation is included in operating expenses for the year ended December 31, 2014 (2013 - $0.3 million).

9.	Transaction costs and other expenses

In 2014, transaction costs of $7.5 million were incurred relating to the Brigus acquisition (Note 3(i)).

In 2013, $5.5 million was expensed in relation to a settlement regarding social security benefits at San Dimas. When Primero acquired the San Dimas mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

The Company was in talks with the IMSS authority for approximately two years and the change in the Mexican federal government brought matters to a conclusion. The outcome was that effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company is paying social security premiums on their behalf. In addition, the IMSS authority assessed the Company $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010, which the Company paid in August 2013. The amount that relates to 2013 ($1.4 million) has been charged to operating expenses while the amount that relates to 2012 and earlier years ($5.5 million) has been charged to transaction costs and other expenses.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

10.	Income taxes

(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these consolidated financial statements:

	2014	2013

	$	$

(Loss) income before income taxes	(206,657)	41,150

Canadian federal and provincial income taxrate	26.00%	25.75%

Expected income tax (expense) recovery	53,730	(10,596)

(Increase) decrease attributable to:
Effect of different foreign statutory
rates on earnings of subsidiaries	(1,308)	(1,695)
Share-based payments	134	(18)
Amounts allowable
for tax purposes	10,764	10,497
Impact of Mexican inflation
on tax values	649	1,757
Impact of foreign exchange	(2,296)	331
Impact of foreign exchange on deferred
income tax assets and liabilities	(19,782)	(1,169)
Withholding taxes on
intercompany interest	(4,445)	(4,750)
Royalty taxes in Mexico	(1,508)	(35,864)
Flow through share renunciation	(1,765)	-
Impairment of mining interests and goodwill	(44,990)	-
Ontario mining taxes	(2,558)	-
Benefit of tax losses not recognized	(4,352)	(3,893)
Income tax expense	(17,727)	(45,400)

Income tax expense is represented by:
Current income tax expense	(4,752)	(2,063)
Deferred income tax expense	(12,975)	(43,337)
Net income tax expense	(17,727)	(45,400)

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 1, 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as follows:

Taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $32.6 million as at December 31, 2014 (December 31, 2013 - $35.9 million) in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated.

The Company’s overall Canadian statutory tax rate increased from 25.75% in 2013 to 26% in 2014.

There is currently no taxation related to the OCI balances recorded by the Company.

(b) The significant components of the Company’s deferred tax liabilities and assets are as follows:

	2014	2013
	$	$
Mineral property, plant and equipment	(18,575)	(13,554)
Non-capital losses and other future deductions	-	12,913
Decommissioning liability to be recovered	1,294	1,081
Deduction for Mexican royalty taxes	11,942	11,796
Other	5,950	5,662
Deferred tax asset	611	17,898

M ineral property, plant and equipment	(49,697)	(48,114)
Decommissioning liability to be recovered	1,350	270
Other	(2,027)	184
Deferred taxliability	(50,374)	(47,660)

Net deferred taxliability	(49,763)	(29,762)

Based on discounted cash flow models for each of the Company’s mines, the Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred tax assets. Of the Company’s total deferred tax asset $nil is expected to be recovered within twelve months of the statement of financial position date and the remainder after twelve months of the financial position date. Of the Company’s total deferred tax liability of $50.4 million, $5.5 million is expected to be paid within twelve months of the statement of financial position date and the remainder after twelve months of the statement of financial position date.

The Company has total unused Canadian losses of $204.5 million that are available to be applied against future taxable income. These losses expire from 2025 to 2034. Of these losses, $139.0 million are restricted to use only against income from the same or similar business that created these losses. The Company also has losses of $34.6 million, of which $15.5 million expire in 2015 through 2017, and the rest in 2018 through 2024, relating to entities that have a history of losses, and may not be used to offset taxes in other entities.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The company has $150.5 million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	2014	2013
	$	$

Non-capital losses	129,187	50,825
Capital losses	5,718	3,563
Share issuance costs	4,714	2,987
Accrued liabilities and other	45,624	8,150
Special mining duties	5,714	8,339
	190,957	73,864

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2014 is $26.9 million.

On October 17, 2011 the Company’s Mexican subsidiary filed an APA with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company’s Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

11.	Loss per share (EPS)

Basic loss per share amounts are calculated by dividing the net loss for the year by the weighted average number of common shares outstanding during the year.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

	2014	2013

Net loss attributable to shareholders (basic)	(224,384)	(4,250)
Net loss attributable to shareholders (diluted)	(224,384)	(4,250)
Weighted average number of shares (basic)	152,063,899	108,528,425
Weighted average number of shares (diluted)	152,063,899	108,528,425
Basic loss per share ($s)	(1.48)	(0.04)
Diluted loss per share ($s)	(1.48)	(0.04)

12.	Inventories

	2014	2013
	$	$
Current portion of inventory
Gold and silver	6,950	1,297
Stockpiled ore	585	3,748
W ork-in-progress	6,140	2,145
Supplies	6,691	4,981
	20,366	12,171
Long-term stockpiled ore	14,309	-
Total inventory	34,675	12,171

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The total amount of inventory written down to net realizable value during the year ended December 31, 2014 was $1.8 million (2013 - $nil).

Substantially all inventory (other than long-term inventory) is expected to be recovered within 12 months of the statement of financial position date.

13.	Restricted cash

Restricted cash of $17.6 million (2013 - $nil) represents funds held as security for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry to meet the Company’s bonding requirements for the site closure obligations of the Black Fox Complex.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

14.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining		Plant,	Construction
	properties	Landand	equipment	in
	and leases	buildings	and vehicles	progress	Total
	$	$	$	$	$
Cost

At January 1, 2013	443,034	51,206	60,312	8,299	562,851
Additions	122,188	2,015	10,911	42,084	177,198
Reclassifications and adjustments	15,461	2,262	2,694	(20,417)	-
Assets written off	-	(69)	(407)	-	(476)
At December 31, 2013	580,683	55,414	73,510	29,966	739,573
Additions	66,830	2,841	24,170	34,927	128,768
Assets acquired in a business combination	223,388	8,784	67,414	2,965	302,551
Impairment of mining interests (Note 4)	(110,000)	-	-	-	(110,000)
Reclassifications and adjustments	19,599	1,716	53	(28,155)	(6,787)
Assets written off	-	-	(1,859)	-	(1,859)
At December 31, 2014	780,500	68,755	163,288	39,703	1,052,246

Depreciation and depletion

At January 1, 2013	45,229	5,144	16,346	-	66,719
Depreciation and depletion charged for the year	25,575	2,308	8,925	-	36,808
Accumulated depreciation on assets written off	-	(10)	(197)	-	(207)
At December 31, 2013	70,804	7,442	25,074	-	103,320
Depreciation and depletion charged for the year	42,891	3,243	21,840	-	67,974
Accumulated depreciation on asset swritten off	-	-	(528)	-	(528)
At December 31, 2014	113,695	10,685	46,386	-	170,766

Carrying amount
At December 31, 2013	509,879	47,972	48,436	29,966	636,253
At December 31, 2014	666,805	58,070	116,902	39,703	881,480

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

A summary of mining interest by property is as follows:

	Mining		Plant,	Construction
	properties	Landand	equipment	in
	and leases	buildings	and vehicles	progress	Total
	$	$	$	$	$
San Dimas	402,417	46,604	47,885	29,966	526,872
Black Fox Complex	-	-	-	-	-
Cerro del Gallo	107,462	1,368	224	-	109,054
Corporate	-	-	327	-	327
At December 31, 2013	509,879	47,972	48,436	29,966	636,253
San Dimas	409,548	45,890	52,047	36,136	543,621
Black Fox Complex	178,887	8,359	64,323	3,567	255,136
Cerro del Gallo	78,370	3,821	246	-	82,437
Corporate	-	-	286	-	286
At December 31, 2014	666,805	58,070	116,902	39,703	881,480

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement, and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 6(i)). Substantially all of the Company’s assets are pledged as security under the line of credit (Note 15 (a)(iii)).

The carrying value of property, plant, and equipment under finance leases at December 31, 2014 was $22.4 million (2013 - $nil).

The basis for calculating the depletion expense is described in Note 2, ‘Significant accounting policies’. The following table gives further details of the depletion calculation:

	San Dimas	Black Fox¹
Value assigned to depletable component 2014 (2013)	$342.7 million ($282.3 million)	$79.9 million
Value assigned to non-depletable component 2014 (2013)	$57.8 million ($106.8 million)	$90.5 million
% of reserves used in the depletable pool 2014 (2013)	100% (100%)	100%
% of resources used in the depletable pool 2014 (2013)	75% (75%)	0%
Oz of reserves used in the depletable pool 2014 (2013)	0.9 million (0.7 million)	0.5 million
Oz of resources used in the depletable pool 2014 (2013)	0.7 million (0.6 million)	0
Future development costs included in the depletion calculation 2014	$77.0 million (2013) $55.0 million)	$0

¹2013 not applicable as the mine was not owned by Primero in 2013.

Depletion expense for the year ended December 31, 2014 was $41.3 million (2013 - $25.6 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $60.3 million (2013 - $65.0 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Depreciation and depletion expense for the year ended December 31, 2014 was $68.0 million (2013 - $36.8 million), of which $5.2 million represents the change in the inventories balance in the year ended December 31, 2014 (2013 – $0.6 million). Borrowing costs of $1.1 million were capitalized during 2014 (2013 - $2.1 million) at a weighted average borrowing rate of 6% (2013 – 6%). Included within mining properties for the year ended December 31, 2014 is a $0.8 million increase of the decommissioning liability (2013 - $0.1 million reduction).

15.	Current and long-term debt

(a)

	2014	2013
	$	$

Promissory note (i)	-	27,214
Senior unsecured convertible debentures (ii)	46,315	-
Line of credit (iii)	37,827	-
Finance lease liabilities (iv)	11,245	-
	95,387	27,214
Less: Current portion of debt	(5,616)	(5,000)
Long-term debt	89,771	22,214

(i)

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a 6% promissory note for $50 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp. The Company repaid the promissory note in full on May 29, 2014.

(ii)

As part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures. The debenture bears interest at 6.5% and matures March 31, 2016. As disclosed in Note 3 (i), the Company made a change of control offer for Brigus’ senior unsecured convertible debentures on April 4, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014, leaving $48.1 million of principal outstanding as at December 31, 2014.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures. Accretion relating to the debentures for year ended December 31, 2014 was $1.1 million (2013 - $nil).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(iii)

The Company closed a $75 million revolving credit facility, provided by two Canadian banks, on May 23, 2014. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin, which was approximately 4.75% per annum during the year ended December 31, 2014. The line of credit is secured by substantially all of the Company’s assets. As at December 31, 2014, the Company had drawn $40 million under the line of credit. Net transaction costs of $2.2 million have been netted against the drawn amount resulting in a carrying balance of $37.8 million at December 31, 2014. These transaction costs are being amortized over the term of the line of credit, with a corresponding credit to debt.

(iv)

The Company is obligated under various finance leases for equipment as well as a milling facility on the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60%. The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(b) Finance expense

Finance expense comprised the following:

	2014	2013
	$	$

Interest and accretionon convertible debentures	3,729	-
Interest and fees online of credit	1,493	-
Interest on promissory note	673	2,057
Interest on finance leases	671	-
Interest on senior secured notes	149	-
Capitalization of borrowing costs	(1,114)	(2,140)
Accretion on decommissioning liability	1,054	642
Other	315	115
	6,970	674

16.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas mine and the Black Fox Complex. The undiscounted cash flow amount of the total obligation was $57.2 million at December 31, 2014 (2013 - $31.3 million relating to San Dimas only) and the present value of the obligation was estimated at $32.6 million (2013- $8.7 million relating to San Dimas only), calculated using a discount rate of 7.75% for San Dimas and 2% for the Black Fox Complex and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, management has assumed is in 19 years for San Dimas and 9 years for the Black Fox Complex (2013 – 22 years relating to San Dimas only). The discount rates used by the Company in 2014 and 2013 are based on prevailing risk-free pre-tax rates in Mexico and Canada, respectively, for periods of time which coincide with the period over which the decommissioning costs are discounted.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

	San Dimas	Black Fox
	mine	Complex	Total
	$	$	$

Decomissioning liability - January 1, 2013	8,283	-	8,283
Change in inflation rate	(145)	-	(145)
Accretion expense	642	-	642
Reclamation expenditures	(50)	-	(50)
Decomissioning liability - December 31, 2013	8,730	-	8,730

Upon acquisition (March 5, 2014)	-	15,746	15,746
Adjustment for credi trisk	-	7,707	7,707
Change in end of mine life	393	-	393
Accretion expense	660	394	1,054
Foreign exchange and other adjustments	(393)	(671)	(1,064)
Decomissioning liability - Decem ber 31, 2014	9,390	23,176	32,566

17.	Share capital

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2014	2013
Common shares issued and fully paid

At January 1	115,726,035	97,205,622
Issued during period (Note17 (b))	45,829,840	18,520,413
At December 31	161,555,875	115,726,035

The outstanding carrying value of share capital is recorded in the share capital reserve in the statement of financial position.

(b)	Common shares issuance

(i)

During the year ended December 31, 2014, the Company issued 41,340,347 common shares as consideration for the acquisition of Brigus (Note 3(i)), 1,921,744 common shares upon the exercise of stock options, 2,481,482 common shares pursuant to two flow-through agreements (see below), 81,477 common shares as consideration for awards issued under the Directors PSU plan (Note 17(e)(iii)), and 4,790 shares upon the exercise of warrants.

The Company received $14.6 million (net of transaction costs) from the proceeds of two flow-through financings in 2014 to fund exploration costs at the Grey Fox and Pike River properties. Primero raised Cdn$9 million in March 2014 by issuing 1,000,000 flow through shares and Cdn$8 million in December 2014 by issuing 1,481,482 flow-through shares. All of the March 2014 financing was spent by December 31, 2014 and all of the December 2014 financing is expected to be spent by December 31, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

(ii)

During the year ended December 31, 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of Cerro (Note 3(ii)), 495,000 common shares upon the exercise of stock options, and 41,457 common shares as consideration for awards issued under the Directors PSU plan (Note 7(e)(iii)).

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over three years; one third a year from the grant date, one third two years from the grant date, and one third three years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

As at December 31, 2014, the following stock options were outstanding and exercisable:

	Awards Outstanding		Awards Exercisable
Grant Price		Remaining		Remaining
	Quantity	Contractual	Quantity	Contractual
		Life		Life
$2.60-$5.09	759,836	3.2	570,079	2.8
$5.10-$5.38	785,000	0.6	785,000	0.6
$5.39-$5.92	477,335	3.0	477,335	3.0
$5.93-$6.22	4,533,490	0.6	4,533,490	0.6
$6.23-$6.74	456,893	1.0	436,893	0.9
$6.75-$7.12	450,486	2.1	450,486	2.1
$7.13-$7.36	266,020	1.1	266,020	1.1
$7.37-$7.68	617,832	4.1	-	-
$7.69-$8.76	426,940	1.5	368,124	1.0
$8.77-$17.53	480,392	1.5	480,392	1.5
	9,254,224	1.4	8,367,819	1.1

The following is a continuity schedule of options outstanding for the period:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2013	7,804,490	5.57
Exercised	(495,000)	4.38
Granted	866,525	7.92
Cancelled	(70,000)	6.43
Expired	(142,025)	7.99
Outstanding at December 31, 2013	7,963,990	5.85
Granted	3,682,393	6.75
Exercised	(1,921,744)	5.50
Cancelled	(172,500)	6.90
Expired	(297,915)	7.70
Outstanding at December 31, 2014	9,254,224	6.17

The weighted average share price on the date the options were exercised during 2014 was Cdn$7.79 (2013 – Cdn$5.90).

Of the 3,682,393 options granted in 2014, 2,708,488 were issued to the former option holders of Brigus, pursuant to the Arrangement (Note 3(i)). The 866,525 options granted in 2013 were issued to the former option holders of Cerro, pursuant to the terms of the Scheme (Note 3(ii)). The fair value of newly issued options was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions for options issued in the year ended December 31, 2014 were as follows:

						Weighted
		Average				average
		expected	Exercise			Black-Scholes
	Number of	life of options	price	Risk free	Volatility	value assigned
Issue date	options	(years)	Cdn$	interest rate	(i)	Cdn$

February 18, 2014	750,332	3.5	7.40	1.29	53	2.89
March 28, 2014	58,816	3.5	7.95	1.36	53	3.14
November 10, 2014	164,757	3.5	4.11	1.25	57	1.44
	973,905

(i)	Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

(d)	Warrants

As at December 31, 2014 and December 31, 2013, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

In addition, upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share. An aggregate of 15.9 million Brigus warrants to purchase 2.8 million common shares of the Company at a price of Cdn$12.51 - $12.53 expired November 19, 2014.

The outstanding carrying value of warrants is recorded within the Warrants reserve within equity on the statement of financial position.

(e)	Phantom share unit plans

The Company has three phantom share unit plans

(i)

The Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the number of PSUs that vest multiplied by the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

(ii)

The Directors PSU Plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs or (3) a combination of cash and shares.

(iii)

The 2013 PSU Plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs or (3) a combination of cash and shares. The choice of settlement is solely at the Company`s discretion.

Units issued under the PSUP and Directors PSUP are accounted as cash-settled awards, while units issued under the 2013 PSUP are treated as equity-settled awards.

The following units were issued and outstanding as at December 31, 2014 under the PSUP and Directors PSUP plans:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

	Number of
	units
Date of issue	outstandng	Vesting date	Expiry date
March 31, 2012	689,651	March 31, 2015	December 31, 2015
May 25, 2012	7,051	May 25, 2015	December 31, 2015
August 3, 2012	3,009	August 3, 2015	December 31, 2015
November 12, 2012	28,902	November 12, 2015	December 31, 2015
February 25, 2013	219,912	February 25, 2015	December 31, 2015
February 25, 2013	219,913	February 25, 2016	December 31, 2016
March 28, 2013	56,226	December 1, 2015	December 31, 2015
June 26, 2013	5,605	December 1, 2015	December 31, 2015
February 18, 2014	57,434	December 1, 2015	December 31, 2015
February 18, 2014	57,434	December 1, 2016	December 31, 2016
March 28, 2014	2,045	March 28, 2015	December 31, 2015
March 28, 2014	2,045	March 28, 2016	December 31, 2016
March 28, 2014	2,046	March 28, 2017	December 31, 2017
May 12, 2014	4,682	December 1, 2015	December 31, 2015
May 12, 2014	4,682	December 1, 2016	December 31, 2016
June 16, 2014	51,502	June 16, 2015	December 31, 2015
June 16, 2014	51,502	June 16, 2016	December 31, 2016
June 16, 2014	51,502	June 16, 2017	December 31, 2017
Total	1,515,143

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The following is a continuity schedule of units outstanding for the period:

Number of
units

Outstanding at January 1, 2013	4,504,292
Redeemed	(2,656,060)
Granted	1,000,334
Cancelled	(22,598)
Outstanding at December 31, 2013	2,825,968
Redeemed	(1,490,119)
Granted	358,432
Cancelled	(179,138)
Outstanding at December 31 ,2014	1,515,143

All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount of expense recognized in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2014 in relation to the PSUP and Directors PSUP was $6.4 million and (2013 - $5.8 million). The total liability recognized at December 31, 2014 in respect of the PSUP and Directors PSUP was $4.4 million (2013 - $8.1 million), of which $3.7 million (2013 - $5.1 million) is classified as a current liability, reported within trade and other payables, with the remaining $0.7 million (2013 - $3.0 million) classified as a long-term liability, reported within other long-term liabilities. None of these cash-settled units was vested at December 31, 2014, but all remain outstanding.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The following units were issued and outstanding as December 31, 2014 under the 2013 PSUP:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
May 10, 2013	72,681	May 10, 2015	December 31, 2015
May 10, 2013	72,682	May 10, 2016	December 31, 2016
June 26, 2013	13,046	June 26, 2015	December 31, 2015
June 26, 2013	13,047	June 26, 2016	December 31, 2016
August 12, 2013	29,948	August 12, 2015	December 31, 2015
August 12, 2013	29,949	August 12, 2016	December 31, 2016
November 8, 2013	5,853	November 8, 2015	December 31, 2015
November 8, 2013	5,853	November 8, 2016	December 31, 2016
February 18, 2014	124,481	February 18, 2015	December 31, 2015
February 18, 2014	124,482	February 18, 2016	December 31, 2016
February 18, 2014	124,482	February 18, 2017	December 31, 2017
March 28, 2014	70,589	March 28, 2015	December 31, 2015
March 28, 2014	70,589	March 28, 2016	December 31, 2016
March 28, 2014	70,590	March 28, 2017	December 31, 2017
May 12, 2014	21,951	May 12, 2015	December 31, 2015
May 12, 2014	21,951	May 12, 2016	December 31, 2016
May 12, 2014	21,951	May 12, 2017	December 31, 2017
June 16, 2014	15,380	June 16, 2015	December 31, 2015
June 16, 2014	15,380	June 16, 2016	December 31, 2016
June 16, 2014	15,380	June 16, 2017	December 31, 2017
August 11, 2014	1,226	August 11, 2015	December 31, 2015
August 11, 2014	1,226	August 11, 2016	December 31, 2016
August 11, 2014	1,226	August 11, 2017	December 31, 2017
November 10, 2014	69,507	November 10, 2015	December 31, 2015
November 10, 2014	69,507	November 10, 2016	December 31, 2016
November 10, 2014	69,507	November 10, 2017	December 31, 2017
Total	1,152,464

The following is a continuity schedule of units outstanding for the period:

Number of
units

Outstanding at January 1,2 013	-
Redeemed	-
Granted	418,576
Cancelled	(6,482)
Outstanding at December 31, 2013	412,094
Redeemed	(140,103)
Granted	969,878
Cancelled	(89,405)
Outstanding at Decem ber 31, 2014	1,152,464

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2014 in relation to the 2013 PSUP was $3.4 million (2013 - $0.7 million).

18.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2014	2013
	$	$

Trade and other receivables	(3,299)	(4,235)
Taxes receivable	(14,445)	(2,104)
Prepaid expenses	(1,286)	(3,123)
Inventories	(3,630)	(853)
Trade and other payables	(6,674)	6,135
Taxes payable	(112)	1,589
	(29,446)	(2,591)

Working capital balances assumed upon the acquisition of Brigus and Cerro are excluded from the table above and instead are netted within “Acquisition of Brigus Gold Corp (net)” and “Acquisition of Cerro Resources NL”, respectively, under cash flow from investing activities in the consolidated statement of cash flows.

19.	Capital management

The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund future production at the San Dimas and Black Fox mines, development of the Grey Fox mine and the Cerro del Gallo project, as well as potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 15). The requirements are both financial and operational in nature; the Company has complied with all such requirements during the year.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Pursuant to the terms of the line of credit (Note 15), the Company is required to maintain the following financial covenants:

•	Tangible net worth (being equity less goodwill and other intangible assets) of at least $684 million plus 50% of positive net income after March 31, 2014
•	Net debt leverage ratio (being total liabilities, less trade payables incurred in the ordinary course of business less unrestricted cash divided by rolling 4 quarter EBITDA) of < 3.50:1
•	Senior net debt leverage ratio (being that portion of net debt that ranks pari passu with or in priority to the line of credit divided by rolling 4 quarter EBITDA) < 2.00:1
•	Interest coverage ratio (being earnings before interest, depreciation and amortization divided by interest expense) > 4.50:1

As at December 31, 2014, the Company was fully compliant with these covenants.

20.	Financial instruments

The Company’s financial instruments at December 31, 2014 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay, trade and other payables, the convertible debentures and the line of credit.

At December 31, 2014, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in OCI. During the period from March 5 to December 31, 2014, the Company recorded an unrealized loss of $0.5 million in OCI relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price its shares as at the date of the consolidated statement of financial position.

The fair value of the convertible debtentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost. The fair value of the line of credit upon initial recognition was considered to be its face value and is subsequently being carried at amortized cost.

	Fair value (i)	Carrying value
	December 31, 2014	December 31, 2014
	$	$
Convertible debentures	48,954	46,315
Line of credit	37,786	37,827

(i) Calculated using a discounted cash flow analysis

Derivative instruments - Embedded derivatives

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2014 or December 31, 2013, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 3 (i)) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the year ended December 31, 2014 an unrealized derivative gain of $2.3 million was recognized in relation to this derivative liability.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2014, the levels in the fair value hierarchy that the Company’s financial assets and liabilities are measured and recognized on a recurring basis are as follows:

	December 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$
Available for sale investment in Fortune Bay¹	671	-	-	-
Derivative liability ²	-	1,405	-	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

(2)	Calculated using an option pricing model with the following inputs: share price $3.85, conversion price $14.00, expected life 1.25 years, volatility 92.52% and a discount rate of 8%.

As at December 31, 2014, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between levels in the fair value hierarchy during the year ended December 31, 2014.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

At December 31, 2014, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2013 – $nil).

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2014 is considered to be negligible.

The Company’s maximum exposure to credit risk at December 31, 2014 and 2013 is as follows:

	2014	2013
	$	$

Cashand restricted cash	45,035	110,711
Tradeand otherreceivables	7,607	4,794
Taxesreceivable	25,724	10,224

The Company has no concentrations of credit risk other than those in the table above. There is 10 months of VAT outstanding from the Mexican tax authorities (included in taxes receivable), which the Company expects to be refunded in due course.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2014:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

					December 31
		December 31, 2014			2013
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Trade and other payables and accrued liabilities	44,178	-	-	44,178	33,958
Share based payments	3,718	696	-	4,414	8,144
Promissory note and interest	-		-	-	30,262
Convertible debentures and interest	3,128	49,684	-	52,812	-
Line of credi tand interest	1,169	41,520	-	42,689	-
Finance lease payments	5,616	5,629	-	11,245	-
Minimum rental and operating lease payments	3,859	4,080	-	7,939	4,799
Reclamation and closure cost obligations	-	12,511	44,683	57,194	31,347
Commitment to purchase plant and equipment	886	-	-	886	6,062
	62,554	114,120	44,683	221,357	114,572

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables and new borrowings. The Company has no concentrations of liquidity risk.

The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have lives of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense during the year ended December 31, 2014 was $2.2 million (2013 - $0.8 million).

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican and Canadian entities whose taxable profit or loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2014, the Company recognized a gain of $2.7 million on foreign exchange (2013 - loss of $0.8 million). Based on the above net exposures at December 31, 2014, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $2.2 million increase or decrease in the Company’s after-tax net earnings (loss) (2013 - $8.2 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $9.4 million increase or decrease in the Company’s after-tax net earnings (loss) (2013 - $2.1 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the line of credit which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit after tax of $0.4 million (assuming $40 million drawn on the line of credit).

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	For the year ended December 31,
	2014	2013
	$000s	$000s
Gold prices
10% increase	16,880	9,993
10% decrease	(16,880)	(9,993)

Silver prices
10% increase	1,823	1,511
10% decrease	(1,823)	(1,511)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

The Company has no concentrations of market risk.

21.	Related party transactions

As at December 31, 2014, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.

As at December 31, 2013, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such as at December 31, 2014, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the year ended December 31, 2014 $nil (2013 - $0.9 million) was paid to DMSL (a subsidiary of Goldcorp) for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL.

During the year ended December 31, 2014 the Company paid an additional $0.4 million to maintain its 19.99% ownership percentage in Santana as the result of a rights issue.

There were no further related party transactions for the years ended December 31, 2014 and 2013 that have not been disclosed in these consolidated financial statements.

Compensation of key management personnel of the Company

The key management personnel of the Company are considered to be all directors, the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2014	2013
	$	$

Short-term em ployee benefits	2,761	2,875
Share-based payment	3,815	8,886
Termination benefits	1,224	-
Post employment benefits	-	-
Total	7,800	11,761

As at December 31, 2014 all of the termination benefits were outstanding and $1.2 million of the short-term employee benefits were outstanding. All of the compensation of key management personnel was equivalent to that which would be incurred in an arms length transaction.

22.	Segmented information

As a result of the Brigus acquisition, the Company now operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below (note that Black Fox Complex information is included since acquisition on March 5, 2014):

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

	As at
in thousands of US dollars	December 31, 2014
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Equity investment	-	-	-	384	384
Available for sale investment	-	-	-	671	671
Mining interests	543,621	82,437	255,136	286	881,480
Total assets	611,759	84,969	305,587	505	1,002,820
Total liabilities	86,689	396	55,993	111,757	254,835

	December 31, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Equity investment	-	-	-	1,042	1,042
Available for sale investment	-	-	-	-	-
Mining interests	526,872	109,054	-	327	636,253
Total assets	652,948	109,618	-	38,256	800,822
Total liabilities	123,484	596	-	15,652	139,732

	Year ended
in thousands of US dollars	December 31, 2014
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	198,864	-	75,748	-	274,612
Depreciation and depletion	(44,769)	(114)	(17,786)	-	(62,669)
Mining interests impairment charge	-	(35,000)	(75,000)	-	(110,000)
Goodwill impairment charge	-	-	(98,961)	-	(98,961)
Finance expense	(661)		(394)	(5,915)	(6,970)
Share of equity accounted investment	-	-	-	(975)	(975)
Income tax expense	(22,986)	-	4,317	942	(17,727)
Net income (loss)	24,940	(35,379)	(167,373)	(46,572)	(224,384)

	December 31, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	200,326	-	-	-	200,326
Depreciation and depletion	(35,901)	(222)	-	(113)	(36,236)
Goodwill impairment charge	-	-	-	-	-
Finance expense	(642)	-	-	(32)	(674)
Share of equity accounted investment	-	-	-	(187)	(187)
Income tax expense	(45,301)	-	-	(99)	(45,400)
Net income (loss)	34,785	(205)	-	(38,830)	(4,250)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)

23.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. There has been no material change in this contingency during the year ended December 31, 2104.

(b)	As at December 31, 2014, the Company had entered into commitments to purchase plant and equipment totaling $0.9 million (2013 - $6.1 million).

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

24.	Subsequent events

On January 20, 2015, the Company announced that it had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase US$75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures on a bought-deal basis (the "Offering"). Primero has also granted the underwriters an option to purchase up to an additional 15% of the Offering, on the same terms and conditions, exercisable in whole or in part at any time up to 30 days following the closing of the Offering. The Offering closed on February 9, 2015.